Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,										SEPTEMBER 30,
(dollars in thousands)	2006		2007		2008		2009(2)		2010(2)		2011		2010(2)
Net income (loss)	$41,946		$40,982		$2,162		$(58,038)		$(40,102)		$2,178		$(32,983)
Income tax expense (benefit)	32,994		33,901		9,349		(36,101)		(23,469)		8,876		(18,864)
Fixed charges	173,889		232,691		242,877		268,441		254,098		180,894		192,499

Earnings	248,829		307,574		254,388		174,302		190,527		191,948		140,652

Interest expense, Net	111,644		166,003		169,150		196,520		185,681		128,946		141,132
Rents under leases representative of an interest factor (1/3)	61,880		66,323		73,362		71,556		68,052		51,675		51,094
Preferred dividends	365		365		365		365		365		273		273

Fixed Charges	173,889		232,691		242,877		268,441		254,098		180,894		192,499

Ratio of earnings to fixed charges	1.4	x	1.3	x	1.0	x	0.6	x	0.7	x	1.1	x	0.7	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2010 and 2009 and the nine months ended September 30, 2010, earnings were insufficient to cover fixed charges by $63.6 million and $94.1 million and $51.8 million, respectively.